Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Airlines at a Glance

	American Airlines	US Airways
Parent Company	AMR Corporation	US Airways Group, Inc.
2012 Annual Revenues	Operating Revenue Total: $24.85 bn	Operating Revenue Total: $13.83 bn
Headquarters	Fort Worth, Texas	Tempe, Arizona
2012 Consolidated Traffic Data (System) (As of 12/31/12)	• Passengers Boarded/Enplanements (thousands): 107,810 • Revenue Passenger Miles (millions): 136,620 • Available Seat Miles (millions): 166,224 • Passenger Load Factor: 82%	• Passengers Boarded/Enplanements (thousands): 82,546 • Revenue Passenger Miles (millions): 73,318 • Available Seat Miles (millions): 88,425 • Passenger Load Factor: 83%
Alliance	**one**world® Alliance **Joint Business Agreements** • British Airways • Iberia • JAL • Qantas	Star Alliance
Frequent Flyer Program	AAdvantage®	Dividend Miles
Member Lounge	Admirals Club **Total Lounges: 37**	US Airways Club **Total Lounges: 19**
Destinations	• 273 Domestic and International Destinations • 51 Countries/Territories Served • Total Daily Departures: More Than 3,500	• 206 Domestic and International Destinations • 32 Countries/Territories Served • Total Daily Departures: More Than 3,000
Hubs	• Chicago O'Hare International Airport • Dallas/Fort Worth International Airport • John F. Kennedy International Airport • Los Angeles International Airport • Miami International Airport	• Charlotte Douglas International Airport • Philadelphia International Airport • Phoenix Sky Harbor International Airport • Ronald Reagan Washington National Airport
Employees	**Total: ~81,400** • Pilots (APA): 8,200 • Flight Attendants (APFA): 16,600 • Mechanics, Fleet Service, Store Clerks, Dispatchers, Ground School/Simulator Instructors/Technicians, Maintenance Control Technicians (TWU): 21,100 • Agents and Reservations Reps: 11,800 • Wholly Owned Regional: 14,800 • Administrative/Other: 8,900	**Total: ~38,600** • Pilots (USAPA): 4,400 • Flight Attendants (AFA): 6,700 • Maintenance and Related (IAM): 3,500 • Fleet Service (IAM): 5,700 • Passenger Service (CWA/IBT): 6,500 • Wholly Owned Regional: 6,400 • Administrative/Other: 5,400

For more information, please visit: **www.newAmericanarriving.com**

American Airlines | U·S AIRWAYS

Mainline Fleet Facts
(As of 12/31/12)

American Airlines

Total Operating Mainline Fleet: 608

Narrow-body
- MD-80: 190
- Boeing 737-800: 195
- Boeing 757-200: 102

Wide-body
- Boeing 767-200ER: 14
- Boeing 767-300ER: 58
- Boeing 777-200ER: 47
- Boeing 777-300ER: 2

Fleet Order Book
- Boeing 737 Family: 111
- Boeing 737 Max Family: 100
- Boeing 777 Family: 18
- Boeing 787 Family: 42
- Airbus 320 Family: 130
- Airbus 320 NEO Family: 130
- Options for 523 Additional Aircraft

US Airways

Total Operating Mainline Fleet: 340

Narrow-body
- Airbus A319: 93
- Airbus A320: 72
- Airbus A321: 75
- Boeing 737-400: 32
- Boeing 757-200: 24
- Embraer EMB-190: 18

Wide-body
- Boeing 767-200ER: 10
- Airbus A330 (200/300): 16

Fleet Order Book (2013-2019 Deliveries)
- Airbus A320 Family: 46
- Airbus A330 Family: 8
- Airbus A350 Family: 22

Regional Fleet Facts
(As of 12/31/12)

American Airlines

Owned Regional Carriers
- American Eagle

Non-Owned Regional Partners
- Republic
- Chautauqua
- SkyWest
- ExpressJet

Total Operating Regional Fleet: 281

Regional Jets
- Bombardier CRJ (200/700): 59
- Embraer (135/140/145): 213

Turbo Props
- Super ATR: 9

US Airways

Owned Regional Carriers
- Piedmont
- PSA

Non-Owned Regional Partners
- Air Wisconsin
- Chautauqua
- Mesa
- Republic
- SkyWest
- Trans States

Total Operating Regional Fleet: 282

Regional Jets
- Bombardier CRJ (200/700/900): 171
- Embraer (145/170/175): 67

Turbo Props
- Dash 8 (100/300): 44

For more information, please visit: **www.newAmericanarriving.com**

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation ("AMR") and US Airways Group, Inc. ("US Airways") will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways' website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR's website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "would," "continue," "seek," "target," "guidance," "outlook," "forecast" and other similar words. These forward-looking statements are based on AMR's and US Airways' current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

The New American is Arriving American Airlines and US Airways to Create the New American Airlines: A Premier Global Carrier Employees Customers Communities Investors Path to improved compensation Most service in East Coast Expects to maintain all hubs More than $1 billion in annual and benefits and Central regions of the U.S. and service to all cities currently net synergies in 2015, including served by American Airlines $900 million in network revenue Greater long-term opportunities Expand presence and further and US Airways synergies strengthen network in Western U.S. Reciprocal travel privileges Expand service to and from Projected to be significantly Framework for integration Enhances oneworld® Alliance, non-hub cities accretive to EPS for US Airways offering seamless global network in place shareholders Improved valuable loyalty program benefits Industry-leading travel experience Headquarters in Dallas-Fort Worth; More than 6,700 daily flights to Combined 2012 revenue Significant corporate and operational 336 destinations in 56 countries of $38.7 billion presence in Phoenix Annual Destinations Headquarters Revenues Continued presence in all hubs: Membership in the global Earn miles with 1,000+ participating CLT, DCA, DFW, JFK, LAX, MIA, oneworld Alliance companies, including 20+ airline partners Frequent ORD, PHL, PHX Alliance Hubs Flyer Program Transaction Highlights Equity Breakdown 72% to American Airlines stakeholders 29% to US Airways shareholders Leadership Structure Tom Horton will serve as Chairman; Doug Parker will serve as CEO Board comprised of 5 AMR creditor representatives, 3 current AMR directors, 4 US Airways representatives Corporate Identity Will retain iconic, globally recognized American Airlines brand Timeline to Completion Close anticipated in the third quarter of 2013 Conditioned on regulatory, bankruptcy and other approvals Complementary Domestic Network World-Class Global Network For more information, please visit: www.newAmericanarriving.com

For more information, please visit: www.newAmericanarriving.com Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/ Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction. Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

The New American: A Premier Global Carrier American Airlines and US Airways are combining two highly complementary networks with access to the best destinations around the world. The new American will provide customers with more choices and increased service across a larger worldwide network and through an enhanced oneworld® Alliance, creating more options for travel and benefits internationally. The combined company will maintain all hubs currently served by both airlines and expand service to and from non-hub cities, bringing more travel options to our customers through more than 6,700 daily flights to 336 destinations in 56 countries around the world. The combined carrier’s loyalty program members will benefit from improved opportunities to earn and redeem miles across a global network provided by the combined carrier and oneworld Alliance partners. Together, American Airlines and US Airways employ more than 100,000 people around the world. American employs approximately 5,880 people in international markets US Airways employs approximately 520 people in international markets United States and Canada Latin America and the Caribbean Europe and the Middle East Asia and the Pacific A strong domestic foundation—service Service to 80 destinations, including Service to 21 destinations, including Service to 5 destinations, including to 230 destinations in the United States Rio de Janeiro, Sao Paulo, Buenos London, Madrid, Athens, Munich, Dublin, Beijing, Seoul, Tokyo Narita, Tokyo and Canada Aires, Bogotá, Lima and Santiago Dusseldorf, Helsinki and Tel Aviv Haneda and Shanghai A world-class global network—service More flights to more destinations in Nonstop service from Chicago, Nonstop service from Chicago to 336 destinations, including flights Latin America than any other carrier Dallas, Philadelphia and Charlotte to Shanghai, Beijing and Tokyo from 9 domestic hubs to London, Paris, Rome and other Narita Service to 7 Brazil destinations— European cities 141 served from Charlotte Rio de Janeiro, Sao Paulo, Salvador, Nonstop service from Los Angeles 15 daily flights between London and 123 served from Chicago Recife, Belo Horizonte, Brasilia and to Shanghai and Tokyo New York offered by American and Manaus—the most of any airline 187 served from Dallas/Fort Worth joint business partner British Airways New nonstop service this year New nonstop service this year from from Dallas/Fort Worth to Seoul, 45 served from Los Angeles Customer benefits for North Dallas/Fort Worth to Lima, Peru one of the top ten premium 116 served from Miami Atlantic travel from joint business and from Miami to Pointe-à-Pitre, markets in the world New agreements with British Airways 57 served from York JFK Guadeloupe and Fort-de-France, and Iberia Customer benefits for Pacific travel 121 served from Philadelphia Martinique, both routes subject from joint business agreements to government approval 77 served from Phoenix with Japan Airlines and Qantas 81 served from Washington Reagan Service to 32 destinations in the Caribbean, the Bahamas and Bermuda For more information, please visit: www.newAmericanarriving.com

For more information, please visit: www.newAmericanarriving.com Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction. Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.